As filed with the Securities and Exchange Commission on June 26, 1998


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

      / x /       ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       OR

      /   /     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____ to _____

                         Commission File No. 333-39249

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 PIONEER NATURAL RESOURCES USA, INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                        Pioneer Natural Resources Company
                          5205 North O'Connor Boulevard
                            1400 Williams Square West
                               Irving, Texas 75039

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN


                 Financial Statements and Supplemental Schedules

                           December 31, 1997 and 1996

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

To the Participants and Administrator
   of Pioneer Natural Resources USA, Inc.
   401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Pioneer Natural Resources USA, Inc. 401(k) Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits of the Plan's financial statements as of and for the years ended December 31, 1997 and 1996 were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules, Item 27a
- Schedule of Assets Held for  Investment  Purposes as of December  31, 1997 and
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements for the years ended December 31, 1997 and 1996 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  KPMG Peat Marwick LLP
Midland, Texas
June 12, 1998
                                        3

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1997 and 1996

                                                         1997           1996
                                                     -----------    -----------
ASSETS
   Investments at fair value (Note 3):
     Vanguard Money Market Reserves - Prime
        Portfolio - 6,920,007 shares in 1997
        and 1,676,031 shares in 1996 (cost
        approximates fair value)                     $ 6,920,007    $ 1,676,031

     Mutual Funds:
        Vanguard Fixed Income Fund - ST Corporate
           Portfolio - 512,013 shares in 1997 and
           151,446 shares in 1996 (cost $5,516,188
           and $1,618,677, respectively)               5,536,114      1,675,599
        Vanguard Index Trust 500 Portfolio - 40,837
           shares in 1997 and 30,377 shares in 1996
           (cost $2,872,952 and $1,940,961,
           respectively)                               3,680,362      2,176,174
        Vanguard Primecap Fund - 156,311 shares in
           1997 and 126,396 shares in 1996 (cost
           $4,845,166 and $3,602,651, respectively)    6,188,725      3,930,332
        Vanguard Windsor II - 254,464 shares in 1997
           and 215,791 shares in 1996 (cost
           $6,128,990 and $4,899,500, respectively)    7,286,947      5,288,299
        Vanguard International Growth Portfolio -
           22,235 shares in 1997 and 7,111 shares
           in 1996 (cost $380,071 and $117,240,
           respectively)                                 364,755        131,204
        Sarofim Equity Fund - 916,548 shares in 1997
           (cost $35,277,286)                         35,727,154             -
                                                      ----------     ----------
                                                      58,784,057     13,201,608
     Pioneer Natural Resources Stable Value Fund
        (cost approximates fair value)                 3,178,713      3,795,294
     Pioneer Natural Resources Stock Fund - 94,711
        shares in 1997 and 66,622 shares in 1996
        (cost $2,415,438 and $1,457,572,
        respectively)                                  2,740,713      2,463,044
     Participants' loans (unpaid principal balance
        approximates fair value)                       1,538,357        893,759
                                                      ----------     ----------
        Net assets available for benefits            $73,161,847    $22,029,736
                                                     ===========    ===========

See accompanying notes to financial statements.



                                                PIONEER NATURAL RESOURCES USA, INC.
                                                            401(k) PLAN

                               Statement of Changes in Net Assets Available for Benefits (continued)
                                                For the year ended December 31, 1997

                                                                          Mutual Funds
                                             ---------------------------------------------------------------------------
                                              Vanguard
                                            Fixed Income  Vanguard                               Vanguard
                                  VMMR       Fund - ST      Index       Vanguard              International   Sarofim
                                  Prime      Corporate    Trust 500     Primecap     Vanguard     Growth       Equity
                                Portfolio    Portfolio    Portfolio       Fund      Windsor II   Portfolio      Fund
                                ----------   ----------   ----------   ----------   ----------   ---------   -----------
Additions to net assets
 attributed to:
   Investment income            $  125,057   $  176,827   $   84,758   $  222,360   $  659,604   $  15,336   $     8,005
   Employer contributions          101,571       58,668      100,489      153,602      180,227      21,276           -
   Employee contributions          451,351      284,119      542,391      635,781      755,218     131,538       241,281
   Transfers from other plans    4,728,468    3,528,089          -            -            -           -      35,419,100
   Loan payments                    81,688       40,610       62,120      128,600      141,128       4,152           750
   Net appreciation in fair value
      of investments                   -         11,267      728,875    1,260,371    1,085,522         -         450,231
                                 ---------    ---------    ---------    ---------    ---------    --------   -----------
         Total additions         5,488,135    4,099,580    1,518,633    2,400,714    2,821,699     172,302    36,119,367
                                 ---------    ---------    ---------    ---------    ---------    --------   -----------
Deductions from net assets
 attributed to:
   Employee loans                   76,577       71,653      103,343      169,886      188,334        7,761      333,687
   Distributions to participants   276,375       80,913      104,683      176,923      373,691       13,112          -
   Other deductions                    860          540          -             40          300           40          -
   Net depreciation in fair value
      of investments                   -            -            -            -            -         13,464          -
                                 ---------    ---------    ---------    ---------     --------     --------    ---------
         Total deductions          353,812      153,106      208,026      346,849      562,325       34,377      333,687
                                 ---------    ---------    ---------    ---------     --------     --------    ---------
          Net increase (decrease)
            prior to interfund
            transfers            5,134,323    3,946,474    1,310,607    2,053,865    2,259,374      137,925   35,785,680

Interfund transfers                109,653      (85,959)     193,581      204,528     (260,726)      95,626      (58,526)
                                 ---------   ----------    ---------    ---------     --------     --------   ----------
         Net increase (decrease) 5,243,976    3,860,515    1,504,188    2,258,393    1,998,648      233,551   35,727,154

Net assets available for
 benefits:
   Beginning of year             1,676,031    1,675,599    2,176,174    3,930,332    5,288,299     131,204           -
                                 ---------    ---------    ---------    ---------    ---------    --------    ----------
   End of year                  $6,920,007   $5,536,114   $3,680,362   $6,188,725   $7,286,947   $  364,755  $35,727,154
                                 =========    =========    =========    =========    =========    =========   ==========

See accompanying notes to financial statements.

                                                                 5a


                                                PIONEER NATURAL RESOURCES USA, INC.
                                                            401(k) PLAN

                                     Statement of Changes in Net Assets Available for Benefits
                                                For the year ended December 31, 1997



                                    Pioneer       Pioneer
                                    Natural       Natural
                                   Resources     Resources   Participant
                                     Stable        Stock        Loans
                                   Value Fund      Fund      Receivable      Total
                                   ----------   ----------   -----------   ----------
Additions to net assets
 attributed to:
   Investment income               $  239,065   $    8,529   $    99,402  $ 1,638,943
   Employer contributions                 -        629,404           -      1,245,237
   Employee contributions                 -         22,228           -      3,063,907
   Transfers from other plans             -            -             -     43,675,657
   Loan payments                          -             52      (459,100)         -
   Net appreciation in fair value
      of investments                      -            -             -      3,536,266
                                    ---------    ---------    ----------   ----------
         Total additions              239,065      660,213      (359,698)  53,160,010
                                    ---------    ---------    ----------   ----------
Deductions from net assets
 attributed to:
   Employee loans                      88,875          889    (1,041,005)         -
   Distributions to participants      238,428      108,770        36,709    1,409,604
   Other deductions                       -            -             -          1,780
   Net depreciation in fair value
      of investments                      -        603,051           -        616,515
                                    ---------    ---------    ----------   ----------
         Total deductions             327,303      712,710    (1,004,296)   2,027,899
                                    ---------    ---------    ----------   ----------
          Net increase (decrease)
            prior to interfund
            transfers                 (88,238)     (52,497)      644,598   51,132,111

Interfund transfers                  (528,343)     330,166           -            -
                                    ---------    ---------    ----------   ----------
         Net increase (decrease)     (616,581)     277,669       644,598   51,132,111

Net assets available for
 benefits:
   Beginning of year                3,795,294    2,463,044       893,759   22,029,736
                                    ---------    ---------    ----------   ----------
   End of year                     $3,178,713   $2,740,713   $ 1,538,357  $73,161,847
                                    =========    =========    ==========   ==========

See accompanying notes to financial statements.
                                                                 5b


                                               PIONEER NATURAL RESOURCES USA, INC.
                                                           401(k) PLAN

                                    Statement of Changes in Net Assets Available for Benefits
                                               For the year ended December 31, 1996

                                                                   Texas Commerce Bank, N.A.
                              -----------------------------------------------------------------------------------------------------
                                                         Mutual Funds
                                           -------------------------------------                            Participant   Cash
                                 Money        Stock      Balanced      Growth     Investment   Securities     Loans      and Cash
                              Market Fund     Fund         Fund         Fund       Contracts      Fund      Receivable  Equivalents
                              -----------  -----------  -----------  -----------  -----------  -----------  ----------  -----------
Additions to net assets
 attributed to:
  Investment income (expense) $    36,179  $    43,875  $    83,248  $     2,335  $   157,388  $     3,114   $  11,388  $       147
  Employer contributions           18,208      109,595       78,103       87,166       52,290      172,737         -            -
  Employee contributions           45,912      294,149      212,287      234,812      133,846          -           -            -
  Transfers from other plans        7,024        4,628        5,714        4,514        2,789          -      (123,012)         -
  Loan payments                     2,332       12,332       10,839       16,463       11,411          -       (53,377)         -
  Net appreciation in fair
    value of investments              -        204,947       44,219      228,033          -        368,089         -            -
                               ----------   ----------   ----------   ----------   ----------   ----------    --------   ----------
      Total additions             109,655      669,526      434,410      573,323      357,724      543,940     165,001)        147
                               ----------   ----------   ----------   ----------   ----------   ----------    --------   ----------
Deductions from net assets
 attributed to:
   Employee loans                   9,179        9,979        6,913          -         36,386          -       (62,457)         -
   Distributions to
     participants                 291,865      715,909      399,305      407,107      900,328      165,830         -         85,595
   Net depreciation in fair
     value of investments             -            -            -            -            -         88,726         -            -
                               ----------   ----------   ----------   ----------   ----------   ----------    --------   ----------
      Total deductions            301,044      725,888      406,218      407,107      936,714      254,556     (62,457)      85,595
                               ----------   ----------   ----------   ----------   ----------   ----------    --------   ----------
      Net increase (decrease)
        prior to interfund
        transfers                (191,389)     (56,362)      28,192      166,216     (578,990)     289,384    (102,544)     (85,448)

Asset transfers between
  trustees                     (1,387,278)  (4,821,709)  (3,205,516)  (3,334,155)  (4,209,545)  (1,541,179)   (259,674)       9,713
Interfund transfers                 6,011      131,597      110,568      102,541      680,757       21,566         -     (1,053,040)
                               ----------   ----------   ----------   ----------   ----------   ----------    --------   ----------
      Net increase (decrease)  (1,572,656)  (4,746,474)  (3,066,756)  (3,065,398)  (4,107,778)  (1,230,229)   (362,218)  (1,128,775)

Net assets available for
 benefits:
   Beginning of year            1,572,656    4,746,474    3,066,756    3,065,398    4,107,778    1,230,229     362,218    1,128,775
                               ----------   ----------   ----------   ----------   ----------   ----------    --------   ----------
   End of year                $       -    $       -    $       -    $       -    $       -    $       -     $     -    $       -
                               ==========   ==========   ==========   ==========   ==========   ==========    ========   ==========

See accompanying notes to financial statements.


                                                PIONEER NATURAL RESOURCES USA, INC.
                                                            401(k) PLAN

                                Statement of Changes in Net Assets Available for Benefits (continued)
                                               For the year ended December 31, 1996

                                                                Vanguard Fiduciary Trust Company
                                         ----------------------------------------------------------------------------
                                                                              Mutual Funds
                                                     ----------------------------------------------------------------
                                                       Vanguard
                                                        Fixed       Vanguard                             Vanguard
                                           VMMR         Income        Index      Vanguard              International
                                           Prime      Securities    Trust 500    Primecap    Vanguard     Growth
                                         Portfolio       Fund       Portfolio       Fund    Windsor II   Portfolio
                                         ----------   ----------   ----------   ---------   ----------   ----------
Additions to net assets attributed to:
   Investment income                     $   38,962   $   51,017   $   29,998   $   95,310  $  320,549   $   4,522
   Employer contributions                   187,574       82,447      124,149      216,816     248,536      24,394
   Employee contributions                   162,222       98,577      139,606      251,351     285,572      32,247
   Transfers from other plans                16,970       56,420      118,491      135,315      16,725         -
   Loan payments                             22,954        9,625       11,166       24,723      27,136          52
   Net appreciation in fair value
      of investments                            -         11,307      171,532      207,224     291,706         -
                                          ---------     --------     --------    ---------   ---------    --------
         Total additions                    428,682      309,393      594,942      930,739   1,190,224     61,215
                                          ---------     --------     --------    ---------   ---------    -------
Deductions from net assets attributed to:
   Employee loans                            42,056       70,951       76,337      179,115     263,970         399
   Distributions to participants             82,541       85,348       91,476      147,794     363,493         507
   Net depreciation in fair value of
      investments                               -            -            -            -           -           158
                                          ---------     --------     --------    ---------   ---------    --------
         Total deductions                   124,597      156,299      167,813      326,909     627,463       1,064
                                          ---------     --------     --------    ---------   ---------    --------
           Net increase (decrease)
             prior to interfund
             transfers                      304,085      153,094      427,129      603,830     562,761      60,151

Asset transfers between
   trustees                               1,373,024    1,601,242    1,601,235    3,335,346   4,747,045         -
Interfund transfers                          (1,078)     (78,737)     147,810       (8,844)    (21,507)     71,053
                                          ---------     --------     --------    ---------   ---------    --------
         Net increase (decrease)          1,676,031    1,675,599    2,176,174    3,930,332   5,288,299     131,204

Net assets available for benefits:
   Beginning of year                            -            -            -            -           -           -
                                          ---------     --------    ---------    ---------   ---------    --------
   End of year                           $1,676,031   $1,675,599   $2,176,174   $3,930,332  $5,288,299   $ 131,204
                                          =========    =========    =========    =========   =========    ========

See accompanying notes to financial statements.

                                                                 7a


                                                PIONEER NATURAL RESOURCES USA, INC.
                                                            401(k) PLAN

                                     Statement of Changes in Net Assets Available for Benefits
                                               For the year ended December 31, 1996

                                                      Vanguard Fiduciary Trust Company
                                             -------------------------------------------------
                                             Investment      P&P       Participant
                                              Contracts   Securities      Loans
                                                Fund         Fund      Receivable     Total
                                             ----------   ----------   ----------   ----------
Additions to net assets attributed to:
   Investment income                         $  170,994   $    2,928   $  13,685   $ 1,065,639
   Employer contributions                        (3,557)     370,493         -       1,768,951
   Employee contributions                           -            -           -       1,890,581
   Transfers from other plans                       -            -           -         245,578
   Loan payments                                     16          -       (95,672)          -
   Net appreciation in fair value
      of investments                                -        602,119         -       2,129,176
                                              ---------    ---------    --------    ----------
         Total additions                        167,453      975,540     (81,987)    7,099,925
                                              ---------    ---------    --------    ----------
Deductions from net assets attributed to:
   Employee loans                               130,133          -      (762,961)          -
   Distributions to participants                399,780       94,193      30,518     4,261,589
   Net depreciation in fair value of
      investments                                   -            -           -          88,884
                                              ---------    ---------    --------    ----------
         Total deductions                       529,913       94,193    (732,443)    4,350,473
                                              ---------    ---------    --------    ----------
           Net increase (decrease)
             prior to interfund
             transfers                         (362,460)     881,347     650,456     2,749,452

Asset transfers between
   trustees                                   4,266,451    1,581,697     243,303           -
Interfund transfers                            (108,697)         -           -             -
                                              ---------    ---------    --------    ----------
         Net increase (decrease)              3,795,294    2,463,044     893,759     2,749,452

Net assets available for benefits:
   Beginning of year                                -            -           -      19,280,284
                                              ---------    ---------    --------    ----------
   End of year                               $3,795,294   $2,463,044   $ 893,759   $22,029,736
                                              =========    =========    ========    ==========

See accompanying notes to financial statements.

                                                                 7b

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996



Note 1.     Description of Plan

       The following brief description of the Pioneer Natural Resources USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the booklet entitled "The Pioneer Benefits Package: Imagine the Peace of Mind" for a complete description of the Plan, a copy of which is available to each participant from the Pioneer Natural Resources USA, Inc. 401(k) Plan Committee (the "Plan Administrator"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       General

       Parker & Parsley Petroleum Company merged with MESA Inc. ("Mesa") during August 1997, creating a new company, Pioneer Natural Resources Company (collectively, the "Company"). As a result of the merger, the Parker & Parsley Retirement Savings Plan became Pioneer Natural Resources USA, Inc. 401(k) Plan effective October 1, 1997 and the Mesa Profit Sharing Plan merged into the Pioneer Natural Resources USA, Inc. 401(k) Plan on October 1, 1997. Net assets transferred in were recorded at fair value on the date of transfer.

       The Plan is a defined contribution plan established under the Internal Revenue Code Section 401 on January 1, 1990 covering all employees of Pioneer Natural Resources USA, Inc. ("the Employer"), a wholly-owned subsidiary of the Company and its successor or successors. Regular full-time employees and part-time employees are eligible to participate on the first day of the month following their date of hire. Certain administrative functions such as maintenance of account balances and allocation of earnings were performed by the Wyatt Company for the period January 1, 1996 through June 28, 1996 and by the Vanguard Group for the period June 29, 1996 through December 31, 1997.

       Contributions

       Prior to October 1, 1997, participants of the Plan contributed an amount of not less than 2% nor more than 15% of their annual salary. The Company matched 100% of the first 6% of the Plan participant's compensation through September 30, 1997. The Company's contributions were made in the form of cash or in common stock, or in a combination of cash and common stock.

       Effective October 1, 1997, participants may contribute an amount of not less than 2% nor more than 12% of their annual salary. The Employer match is contributed in cash to the Pioneer Natural Resources USA, Inc. Matching Plan at an amount equal to 200% of the first 5% of basic compensation contributed by the Plan participants.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 1.     Description of Plan (continued)

       Participant Accounts

       Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. Plan earnings are allocated to each participant's account in proportion to their fund balance relative to the total fund balance.

       Investment Options

       During the Plan year ended December 31, 1997, participants were able to allocate their contributions among the following investment options:

       o Vanguard Money Market Reserves - Prime Portfolio - Seeks to provide high income and a stable share price of $1 by investing in short-term, high quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government and federal agencies.

       o Vanguard Fixed Income Fund - ST Corporate Portfolio - Seeks to provide income while maintaining a high degree of stability of principal by investing in short-term bonds, including high-quality corporate and U.S. Treasury securities.

       o Vanguard Index Trust - 500 Portfolio - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

       o Vanguard Primecap Fund - Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams.

       o Vanguard/Windsor II - Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

       o Vanguard International Growth Portfolio - Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 1.     Description of Plan (continued)

       o Sarofim Equity Fund - Seeks to provide high growth of capital by investing in a broadly diversified portfolio of large companies. Income is a secondary goal.

       o Pioneer Natural Resources Stable Value Fund - Seeks to provide a high level of income and a stable unit value of $1 in most cases.

       o Pioneer Natural Resources Stock Fund - The Pioneer Natural Resources Stock Fund is designed to provide long-term growth of capital through increases in the value of the common stock and the dividends paid on the stock. Dividends are reinvested to purchase more shares.

       Vesting

       Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based upon years of continuous service. A participant is fully vested in the Employer matching contributions after four years of service. Vesting in the profit sharing contributions occurs after five years of service.

       Payments of Benefits

       If the total value of the vested portion of the participant's account is $3,500 ($5,000 commencing January 1, 1998) or less, payment will be made in one lump sum as soon as administratively possible. If the total value of the vested portion of the participant's account exceeds $3,500 ($5,000 commencing January 1, 1998), and the participant has not yet reached age 70-1/2, payment will be in one lump sum at age 70-1/2 unless the participant consents to an earlier distribution date by filing a written request to the Plan Administrator within 90 days prior to the date the participant wishes to receive the distribution.

       If the total value of the vested portion of the participant's account exceeds $3,500 ($5,000 commencing January 1, 1998) the participant has the right to defer payment of their account until age 70- 1/2. A participant's beneficiary will receive the participant's account balance in the event of a participant's death.

       Amounts due to participants terminating during the year have been accrued as a liability for purposes of Internal Revenue Service Form 5500. As of December 31, 1997 and 1996, assets of $237,736 and $46,113, respectively, were reserved for terminated participants and were distributed subsequent to each year end.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 1.     Description of Plan (continued)

       Withdrawal of Benefits

       Employees may withdraw their vested interest in the Plan under certain hardship conditions as defined in the Plan agreement. Terminated participants may also withdraw their vested interest in the Plan.

       Plan Termination

       Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become fully vested in their accounts.

Note 2.     Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements have been prepared on the accrual basis of accounting.

       Trust Accounting

       The Plan's assets were held with Texas Commerce Bank, a national banking association from January 1, 1996 through June 28, 1996. On June 29, 1996, the assets of the Plan were transferred to Vanguard Fiduciary Trust Company (the "Trustee"). The assets received by the Trustee shall constitute one common fund and may be commingled with the assets of other Company affiliates that have adopted and are participating in the Plan.

       Investment Valuation

       Investments are valued at fair value as determined by the Trustee. Fair value is determined as follows:

    1) Investments in securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the year;

    2) Securities traded on over-the-counter markets and listed securities for which no sales were reported on that date; if any, are valued at the mean between the last reported bid and asked prices; and

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 2.     Summary of Significant Accounting Policies (continued)

    3) Investments in restricted securities and other security investments, if any, not having an established market are valued at fair value as determined by the investment manager of the trust.

    4)     Investments  in  guaranteed   investment   contracts  with  insurance
           companies are valued at contract value, which approximates fair value.

    5) Participant loans receivable are valued at their unpaid principal balance which approximates fair value.

       Security Transactions and Investment Income

       Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

       Reclassifications

       Certain reclassifications have been made to the 1996 amounts to conform to the 1997 presentation.

Note 3.     Investments

       Statement of Position ("SOP") 94-4

       In September 1994, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," which provides guidance on how those plans should report investment contracts issued by insurance companies, banks, thrift institutions and others. In accordance with SOP 94-4, funds with insurance companies at December 31, 1997 and 1996 are recorded at stated contract value, which approximates fair values, as reported to the Plan by the insurance companies.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 3.     Investments (continued)

       Investment contracts issued by insurance companies at December 31 1997, have contractual interest rates ranging from 5.44% to 8.30% with maturity dates ranging from June 1998 through December 1999.

       The number of units and net asset value per unit for the Pioneer Natural Resources Stock Fund at December 31, 1997 and 1996 was 262,770 and $10.43 and 185,061 and $13.23, respectively. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                 December 31, 1997              December 31, 1996
                                             -------------------------      -------------------------
                                             Shares/Units   Fair Value      Shares/Units   Fair Value
                                             ------------   ----------      ------------   ----------
       Investments
       -----------
Investments at fair value as determined by
  quoted market price:
    Vanguard Money Market Reserves - Prime
       Portfolio                              6,920,007     $ 6,920,007      1,676,031     $ 1,676,031

Mutual Funds:
    Vanguard Fixed Income Fund-ST
       Corporate Portfolio                      512,013       5,536,114        151,446       1,675,599
    Vanguard Index Trust 500 Portfolio           40,837       3,680,362         30,377       2,176,174
    Vanguard Primecap Fund                      156,311       6,188,725        126,396       3,930,332
    Vanguard Windsor II                         254,464       7,286,947        215,791       5,288,299
    Sarofim Equity Fund                         916,548      35,727,154            -               -
    Other                                                       364,755                        131,204

Pioneer Natural Resources Stock Fund            262,769       2,740,713        185,232       2,463,044
                                                             ----------                     ----------
                                                             68,444,777                     17,340,683
Participant loans (interest rates ranging
    from 7% to 10%)                                           1,538,357                        893,759
Pioneer Natural  Resources  Stable Value
    Fund (investments at contract value -
    funds with insurance companies)
    (see Note 3).                                             3,178,713                      3,795,294
                                                             ----------                     ----------
                                                            $73,161,847                    $22,029,736
                                                             ==========                     ==========

Note 4.     Administrative Expenses

       The Employer may pay all expenses incurred in the establishment and administration of the Plan, including expenses and fees of the Trustee, but it shall not be obligated to do so, and any such expenses not paid by the Employer shall be paid from the Plan earnings. The Employer paid approximately $58,000 and $90,000 of administrative expenses relating to 1997 and 1996, respectively.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 5.     Tax Status of the Plan

       By letter dated January 17, 1997, the Internal Revenue Service determined that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter and application for a new determination letter was made in June of 1998. No reply has been received; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1997 and 1996.

Note 6.     Related Party Transactions

       Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Note 7.     Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                            December 31,
                                                   -------------------------
                                                       1997            1996
                                                   -----------   -----------
   Net assets available for benefits per the
     accompanying financial statements             $73,161,847   $22,029,736
   Amounts allocated to withdrawing participants      (237,736)      (46,113)
                                                    ----------    ----------
   Net assets available for benefits per the
     Form 5500                                     $72,924,111   $21,983,623
                                                    ==========    ==========

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                       For the year ended
                                                           December 31,
                                                   --------------------------
                                                       1997          1996
                                                   -----------   ------------
   Benefits paid to participants per the
     accompanying financial statements             $ 1,409,604   $  4,261,589
   Add: Amounts allocated to withdrawing
     participants at end of year                       237,736         46,113
   Less: Amounts allocated to withdrawing
     participants at beginning of year                 (46,113)    (1,024,061)
                                                    ----------    -----------
       Benefits paid to participants per
         the Form 5500                             $ 1,601,227   $  3,283,641
                                                    ==========    ===========

       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 8.     Merger

       As discussed in Note 1, the Mesa Profit Sharing Plan merged into the Plan on October 1, 1997. As a result, any former Mesa employees hired by Pioneer who wished to do so were allowed to transfer the balances from their tax deferred savings plans to the Plan. The fair value of the net assets of the Mesa Profit Sharing Plan totaled $43,675,657 at date of transfer and were rolled into the Plan on October 1, 1997 and are included in the December 31, 1997 balances of the Plan.


                                                                                             Schedule I




                                    PIONEER NATURAL RESOURCES USA, INC.
                                                401(k) PLAN

                        Item 27a - Schedule of Assets Held for Investment Purposes
                                       (As reported by the Trustee)

                                             December 31, 1997





(a)&(b) Identity of issue,                (c) Description of investment          (d) Cost      (e) Current
        borrower, lessor,                     including maturity date, rate                        Value
        or similar party                      of interest, collateral, par or
                                              maturity value

VMMR Prime Portfolio*                      Money Market Fund                     $ 6,920,007   $ 6,920,007
Vanguard Fixed Income-ST Corporate
  Portfolio*                               Mutual Fund                             5,516,188     5,536,114
Vanguard Index Trust 500 Portfolio*        Mutual Fund                             2,872,952     3,680,362
Vanguard Primecap Fund*                    Mutual Fund                             4,845,166     6,188,725
Vanguard Windsor II*                       Mutual Fund                             6,128,990     7,286,947
Vanguard International Growth Portfolio*   Mutual Fund                               380,071       364,755
Sarofim Equity Fund*                       Mutual Fund                            35,277,286    35,727,154
Pioneer Natural Resources Stable
  Value Fund*                              Unallocated Insurance Contract          3,178,713     3,178,713
Pioneer Natural Resources Stock Fund*      Common Stock Fund                       2,415,438     2,740,713
Participant loans receivable*              Interest rates ranging from 7%-10%      1,538,357     1,538,357
                                                                                  ----------    ----------

                                                                                 $69,073,168   $73,161,847
                                                                                  ==========    ==========


--------------------

*   Party in-interest



See accompanying independent auditors' report.


                                                                                   Schedule II
                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                                    Item 27d
                       Schedule of Reportable Transactions
                          (As reported by the Trustee)
                          Year ended December 31, 1997
     (A) and (B)                                        (C)          (D)       (E)       (F)          (G)         (H)        (I)
                                                                                                                 Current
                                                                                       Expense                    value
                                                                                       incurred                of asset on
                                        Number of    Purchase      Selling    Lease      with       Cost of    transaction    Net
     Identity of Party Involved       transactions     Price        Price     Rental  transaction    Assets       date        gain
------------------------------------  ------------  -----------  -----------  ------  -----------  ----------  -----------  --------
Sarofim Equity Fund*
  Sarofim                                   23      $35,761,836  $            $   -    $      -    $           $35,761,836  $    -
  Sarofim                                   15                       485,010      -           -       484,551      485,010       459
Vanguard VMMR Prime Portfolio *
  VMMR Prime Portfolio                     272        6,773,012                   -           -                  6,773,012       -
  VMMR Prime Portfolio                     197                     1,385,152      -           -     1,385,152    1,385,152       -
Vanguard Fixed Income Fund - ST
 Corporate Portfolio *
  Fixed Income Securities                  170        4,411,274                   -           -                  4,411,274       -
  Fixed Income Securities                  153                       527,404      -           -       525,454      527,404     1,950
Vanguard Index Trust 500
 Portfolio *
  Index Trust                              134        1,414,589                   -           -                  1,414,589       -
  Index Trust                              162                       577,649      -           -       494,566      577,649    83,083
Vanguard Primecap Fund *
  Primecap                                 115        1,762,942                   -           -                  1,762,942       -
  Primecap                                 138                       640,081      -           -       520,427      640,081   119,654
Vanguard Windsor II *
  Windsor II                               118        2,523,434                   -           -                  2,523,434       -
  Windsor II                               168                     1,468,489      -           -     1,294,760    1,468,489   173,729
Pioneer Natural Resources Stable
 Value Fund*
  Investment Contracts                      74          229,599                   -           -                    229,599       -
  Investment Contracts                     133                       869,569      -           -       869,569      869,569       -
Pioneer Natural Resources Stock
 Fund *
  Pioneer                                   49        1,102,806                   -           -                  1,102,806       -
  Pioneer                                   85                       209,694      -           -       147,254      209,694    62,440
--------------------
*  Party-in-interest
Expenses incurred with transactions,  if any, are added to the purchase price or deducted from the selling price at the time of the transaction.

See accompanying independent auditors' report.

                                       17

                 PIONEER NATURAL RESOURCES USA, INC. 401(K) PLAN


                               S I G N A T U R E S



The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.


                                PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                                By: Pioneer Natural Resources USA, Inc. 401(k) Plan Committee



Date:   June 26, 1998           By:     /s/ Larry N. Paulsen
                                    --------------------------
                                      Larry N. Paulsen
                                      Chairman


Date:   June 26, 1998           By:     /s/ Warren Garden
                                    --------------------------
                                      Warren Garden



Date:   June 26, 1998           By:     /s/ Stephan R. Petty
                                    --------------------------
                                      Stephan R. Petty

                                INDEX TO EXHIBITS


Exhibit
Number                         Description                                 Page

  23.1               Consent of KPMG Peat Marwick LLP